Exhibit 99.1

Futu Announces First Quarter 2026 Unaudited Financial Results

HONG KONG, May 28, 2026 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational Highlights

•	Total number of funded accounts[1] increased 34.3% year-over-year to 3,590,325 as of March 31, 2026.
•	Total number of brokerage accounts[2] increased 26.8% year-over-year to 6,284,404 as of March 31, 2026.
•	Total number of users[3] increased 14.9% year-over-year to 30.2 million as of March 31, 2026.
•	Total client assets increased 47.2% year-over-year to HK$1.22 trillion as of March 31, 2026.
•	Daily average client assets were HK$1.27 trillion in the first quarter of 2026, an increase of 60.8% from the same period in 2025.
•	Total trading volume in the first quarter of 2026 increased by 29.1% year-over-year to HK$4.15 trillion, in which trading volume for U.S. stocks was HK$3.00 trillion, and trading volume for Hong Kong stocks was HK$1.01 trillion.
•	Margin financing and securities lending balance increased 44.9% year-over-year to HK$72.9 billion as of March 31, 2026.

First Quarter 2026 Financial Highlights

•	Total revenues increased 24.7% year-over-year to HK$5,856.0 million (US$746.9 million).
•	Total gross profit increased 29.4% year-over-year to HK$5,106.7 million (US$651.4 million).
•	Net income decreased 61.2% year-over-year to HK$831.0 million (US$106.0 million).
•	Non-GAAP adjusted net income[4] decreased 58.5% year-over-year to HK$919.5 million (US$117.3 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In the first quarter, we added 225 thousand net new funded accounts, bringing total funded accounts to 3.6 million, up 34.3% year-over-year. Despite market volatility during the quarter, we continue to track toward our full-year guidance of 800 thousand net new funded accounts with confidence. Net new funded account growth was driven by broad-based strength across all markets despite market turbulence.”

“Net asset inflow accelerated meaningfully primarily driven by our high-quality client base in Hong Kong and Singapore. Total client assets were HK$1.22 trillion as of quarter end, up 47.2% year-over-year and largely stable quarter-over-quarter, as robust inflow was offset by mark-to-market pressure on clients’ Hong Kong and U.S. equity holdings. Margin financing and securities lending balance rose 7.7% quarter-over-quarter to HK$72.9 billion, reflecting elevated client appetite to add exposure amid market pullbacks.”

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

“Total trading volume climbed to a record HK$4.15 trillion, up 29.1% year-over-year and 4.4% quarter-over-quarter, as a rotation in client activity toward Hong Kong equities more than offset softer U.S. stock trading volumes. Hong Kong stock trading volume grew 22.5% quarter-over-quarter to HK$1.0 trillion, driven by continued momentum in China internet, semiconductor and newly listed AI stocks. U.S. stock trading volume was largely stable sequentially at HK$3.00 trillion, with technology stocks remaining key areas of client interest.”

“Total client assets in wealth management increased 28.2% year-over-year and largely stable quarter-over-quarter to HK$178.4 billion. During the first quarter, we continued to broaden our product offerings to address evolving client needs. In Hong Kong, we added a space economy-themed mutual fund to our platform and expanded structured product offerings; in Japan, we partnered with Asahi Life to offer an award-winning global equity fund; and in Singapore, we added fund products under the Equity Market Development Programme to broaden clients’ access to local equity exposure.”

“As of quarter end, we have cumulatively served 625 IPO distribution and IR clients, up 25.5% year-over-year. During the first quarter, we provided IPO distribution services to a number of prominent Hong Kong listings, including MiniMax, Busy Ming, and Biren Technology.”

“In March, our wholly owned virtual asset exchange, PantherTrade, received its VATP license from the Hong Kong SFC to commence full-scale licensed operations, further enriching the Futu ecosystem with a broader spectrum of services and delivering a more seamless, integrated investment experience for our clients.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “On May 22, 2026, the Company received an Administrative Penalty Pre-Notification Letter from the China Securities Regulatory Commission Shenzhen Bureau in an aggregate amount of approximately RMB1.85 billion, which has been fully reflected in our first quarter financial statements as an adjusted subsequent event under U.S. GAAP. This amount does not impact our business fundamentals or financial stability. We remain focused on long-term growth across international markets.”

First Quarter 2026 Financial Results

Revenues

Total revenues were HK$5,856.0 million (US$746.9 million), an increase of 24.7% from HK$4,694.6 million in the first quarter of 2025.

Brokerage commission and handling charge income was HK$2,641.4 million (US$336.9 million), an increase of 14.3% from the first quarter of 2025. This was mainly due to higher trading volume, partially offset by a decline in blended commission rate.

Interest income was HK$2,650.2 million (US$338.0 million), an increase of 28.0% from the first quarter of 2025. The increase was mainly driven by higher interest income from margin financing, bank deposit and securities borrowing and lending business.

Other income was HK$564.3 million (US$72.0 million), an increase of 79.8% from the first quarter of 2025. The increase was primarily attributable to higher currency exchange income, IPO financing service income and fund distribution service income.

Costs

Total costs were HK$749.3 million (US$95.6 million), largely stable compared to HK$749.0 million in the first quarter of 2025.

Brokerage commission and handling charge expenses were HK$164.5 million (US$21.0 million), an increase of 14.6% from the first quarter of 2025. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$414.7 million (US$52.9 million), a decrease of 11.6% from the first quarter of 2025. The decrease was primarily due to lower expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$170.1 million (US$21.7 million), an increase of 25.0% from the first quarter of 2025. The increase was primarily due to increasing cloud service fees.

Gross Profit

Total gross profit was HK$5,106.7 million (US$651.4 million), an increase of 29.4% from HK$3,945.7 million in the first quarter of 2025. Gross margin was 87.2%, as compared to 84.0% in the first quarter of 2025.

Operating Expenses

Total operating expenses were HK$1,576.5 million (US$201.1 million), an increase of 25.1% from HK$1,260.4 million in the first quarter of 2025.

Research and development expenses were HK$478.9 million (US$61.1 million), an increase of 24.1% from the first quarter of 2025. This was primarily due to an increase in research and development headcount to support strategic initiatives and new markets.

Selling and marketing expenses were HK$556.8 million (US$71.0 million), an increase of 21.3% from HK$459.2 million in the first quarter of 2025. This was driven by the increase of new funded accounts.

General and administrative expenses were HK$540.9 million (US$69.0 million), an increase of 30.3% from the first quarter of 2025. The increase was primarily due to an increase in general and administrative personnel to support business development.

Income from Operations

Income from operations increased by 31.5% to HK$3,530.2 million (US$450.3 million) from HK$2,685.3 million in the first quarter of 2025. Operating margin increased to 60.3% from 57.2% in the first quarter of 2025 mainly due to strong topline growth and operating leverage.

Net Income

Net income decreased by 61.2% to HK$831.0 million (US$106.0 million) from HK$2,142.7 million in the first quarter of 2025. Net income margin for the first quarter of 2026 decreased to 14.2% from 45.6% in the year-ago quarter.

Non-GAAP adjusted net income decreased by 58.5% to HK$919.5 million (US$117.3 million) from the first quarter of 2025. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$6.08 (US$0.78), compared with HK$15.44 in the first quarter of 2025. Diluted net income per ADS was HK$6.00 (US$0.77), compared with HK$15.28 in the first quarter of 2025. Each ADS represents eight Class A ordinary shares.

Recent Development

As previously announced, on May 22, 2026, the Company received a Notice of Investigation and an Administrative Penalty Pre-Notification Letter (the "Pre-Notification Letter") from the China Securities Regulatory Commission and its Shenzhen Bureau (collectively, the “CSRC”). The Pre-Notification Letter proposed penalties on the relevant Futu entities in mainland China and Hong Kong for conducting certain regulated business activities without the requisite licenses or approvals. The proposed penalties comprise (i) confiscation of illegal gains of approximately RMB470 million, and (ii) imposition of fines of approximately RMB1.38 billion, in an aggregate amount of approximately RMB1.85 billion. The unaudited financial statements for the three months ended March 31, 2026 included in this earnings release have reflected the impact of this subsequent event. These amounts were included in “Others, net” of the unaudited condensed consolidated statements of comprehensive income for the three months ended March 31, 2026.

Prior to giving effect to this adjustment, the Company’s net income for the three months ended March 31, 2026 were approximately HK$2,922.0 million (US$372.7 million), and non-GAAP adjusted net income was approximately HK$3,010.6 million (US$384.0 million). These amounts exclude the accounting impact of the subsequent event described above, which has been reflected in the unaudited financial statements included in this earnings release. The proposed penalty remains subject to further proceedings and the final determination by the CSRC. The Company is entitled to submit statements, present defenses, and request a hearing. The Company will fully cooperate with the CSRC and exercise its lawful rights to safeguard the legitimate interests of the Company and its shareholders.

Share Repurchase Program

On November 18, 2025, our board of directors authorized a share repurchase program under which the Company may repurchase up to US$800 million worth of ADSs for a period ending December 31, 2027. As of the close of the U.S. market on May 27, 2026, we have repurchased approximately US$418 million worth of ADSs in open market transactions in accordance with the authorization under this share repurchase program. Subject to market conditions, the Company may continue to execute repurchases from time to time under this share repurchase program.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, May 28, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BIec7483756a8d4ef789028b4abb4be479

It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2026 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and Moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars ("HK$") amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8400 to US$1.00, the noon buying rate in effect on March 31, 2026 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	10,465,888	16,485,774	2,102,777
Cash held on behalf of clients	113,398,356	114,781,186	14,640,460
Restricted cash	2,510	4,008	511
Term deposit	-	106,405	13,572
Short-term investments	6,688,871	6,517,535	831,318
Securities purchased under agreements to resell	507,767	535,986	68,366
Loans and advances-current (net of allowance of HK$374,604 thousand and HK$441,152 thousand as of December 31, 2025 and March 31, 2026, respectively)	64,607,370	73,685,339	9,398,640
Receivables:
Clients	838,521	758,288	96,720
Brokers	18,459,373	18,688,930	2,383,792
Clearing organizations	5,522,472	6,204,482	791,388
Fund management companies and fund distributors	1,997,086	1,655,735	211,191
Interest	852,186	918,083	117,102
Amounts due from related parties	6,780	2,079	265
Prepaid assets	77,960	140,665	17,942
Other current assets	225,478	366,894	46,798
Total current assets	223,650,618	240,851,389	30,720,842

Operating lease right-of-use assets	569,939	570,293	72,741
Long-term investments	615,220	657,609	83,879
Loans and advances-non-current	139,668	106,618	13,599
Other non-current assets	3,461,431	4,130,762	526,882
Total non-current assets	4,786,258	5,465,282	697,101
Total assets	228,436,876	246,316,671	31,417,943

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2025	2026	2026
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	67,143	106,074	13,530
Payables:
Clients	125,249,957	126,826,924	16,176,904
Brokers	38,678,396	44,453,958	5,670,148
Clearing organizations	750,964	2,527,818	322,426
Fund management companies and fund distributors	1,277,467	1,458,619	186,048
Interest	62,527	72,507	9,248
Borrowings	12,143,237	15,708,151	2,003,591
Securities sold under agreements to repurchase	4,743,096	6,198,116	790,576
Lease liabilities-current	200,089	204,915	26,137
Accrued expenses and other current liabilities	4,527,129	6,839,824	872,425
Total current liabilities	187,700,005	204,396,906	26,071,033

Lease liabilities-non-current	393,843	395,629	50,463
Other non-current liabilities	21,906	34,070	4,346
Total non-current liabilities	415,749	429,699	54,809
Total liabilities	188,115,754	204,826,605	26,125,842

SHAREHOLDERS’ EQUITY
Class A ordinary shares	73	61	8
Class B ordinary shares	27	27	3
Additional paid-in capital	19,158,175	14,048,566	1,791,909
Treasury Stock	(5,199,257)	-	-
Accumulated other comprehensive income	51,503	303,508	38,713
Retained earnings	25,990,667	26,841,217	3,423,624
Total shareholders' equity	40,001,188	41,193,379	5,254,257

Non-controlling interests	319,934	296,687	37,844
Total equity	40,321,122	41,490,066	5,292,101
Total liabilities and equity	228,436,876	246,316,671	31,417,943

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	2,310,220	2,641,434	336,918
Interest income	2,070,469	2,650,234	338,040
Other income	313,948	564,322	71,980
Total revenues	4,694,637	5,855,990	746,938
Costs
Brokerage commission and handling charge expenses	(143,505)	(164,474)	(20,979)
Interest expenses	(469,333)	(414,687)	(52,894)
Processing and servicing costs	(136,115)	(170,120)	(21,699)
Total costs	(748,953)	(749,281)	(95,572)
Total gross profit	3,945,684	5,106,709	651,366

Operating expenses
Research and development expenses	(385,979)	(478,880)	(61,082)
Selling and marketing expenses	(459,202)	(556,751)	(71,014)
General and administrative expenses	(415,245)	(540,917)	(68,995)
Total operating expenses	(1,260,426)	(1,576,548)	(201,091)

Income from Operations	2,685,258	3,530,161	450,275

Others, net	(20,598)	(2,133,424)	(272,120)

Income before income tax expense and share of (loss)/gain from equity method investments	2,664,660	1,396,737	178,155

Income tax expense	(490,959)	(606,984)	(77,421)
Share of (loss)/gain from equity method investments	(30,997)	41,232	5,259

Net income	2,142,704	830,985	105,993

Attributable to:
Ordinary shareholders of the Company	2,145,323	850,550	108,489
Non-controlling interests	(2,619)	(19,565)	(2,496)
	2,142,704	830,985	105,993

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.93	0.76	0.10
Diluted	1.91	0.75	0.10

Net income per ADS
Basic	15.44	6.08	0.78
Diluted	15.28	6.00	0.77

Weighted average number of ordinary shares used in computing net income per share
Basic	1,113,426,758	1,121,453,268	1,121,453,268
Diluted	1,126,352,076	1,133,330,016	1,133,330,016

Net income	2,142,704	830,985	105,993
Other comprehensive income/(loss), net of tax
Changes in the fair value of financial assets	-	(12,158)	(1,551)
Foreign currency translation adjustment	65,215	260,481	33,225
Total comprehensive income	2,207,919	1,079,308	137,667

Attributable to:
Ordinary shareholders of the Company	2,210,552	1,102,555	140,633
Non-controlling interests	(2,633)	(23,247)	(2,966)
	2,207,919	1,079,308	137,667

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	HK$	HK$	US$
Net income	2,142,704	830,985	105,993
Add: Share-based compensation expenses	74,199	88,546	11,294
Adjusted net income	2,216,903	919,531	117,287

Non-GAAP to GAAP reconciling items have no income tax effect.